SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number: 333-174780

POSTMEDIA NETWORK CANADA CORP.

(Translation of registrant’s name into English)

365 Bloor Street East, 12th Floor, Toronto, Ontario Canada M4W 3L4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Postmedia Network Canada Corp.

Date: April 20, 2015.	By:	/s/ DOUGLAS LAMB
Douglas Lamb
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Second Supplemental Indenture, dated as of April 13, 2015, among 1576626 Ontario Inc., 7731558 Canada Inc., Postmedia Network Inc. (“PNI”), Postmedia Network Canada Corp. (“PNCC”), The Bank of New York Mellon and BNY Trust Company of Canada, to the Indenture dated as of July 13, 2010, among PNI, PNCC, The Bank of New York Mellon and BNY Trust Company of Canada.

99.2	Second Supplemental Indenture, dated as of April 13, 2015, among PNI, PNCC and Computershare Trust Company of Canada, to the Indenture dated as of August 16, 2012, among PNI, PNCC and Computershare Trust Company of Canada.

99.3	Third Supplemental Indenture, dated as of April 13, 2015, among 1576626 Ontario Inc., 7731558 Canada Inc., PNI, PNCC and Computershare Trust Company of Canada, to the Indenture dated as of August 16, 2012, among PNI, PNCC and Computershare Trust Company of Canada.